                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               -----------------

                                  SCHEDULE 13D

                                 (Rule 13d-101)

                           INFORMATION TO BE INCLUDED
                          IN STATEMENTS FILED PURSUANT
                        TO RULE 13d-1(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 3)1
                         SERVICEWARE TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $ .01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   81703Q109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           Howard R. Sutherland, Esq.
                             C.E. Unterberg, Towbin
                               350 Madison Avenue
                               New York, NY 10017
                                 (212) 389-8000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 1, 2004
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


                              (Page 1 of 37 Pages)

----------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  -----------------------
  CUSIP No. 81703Q109                 13D                  Page 2 of 37 Pages
-----------------------                                  -----------------------

--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         C. E. Unterberg, Towbin Capital Partners I, L.P.
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
  3  SEC USE ONLY


--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                    [_]
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                      7  SOLE VOTING POWER

                             0
                    ------------------------------------------------------------
    NUMBER OF         8  SHARED VOTING POWER
      SHARES
   BENEFICIALLY              1,836,960 *
     OWNED BY       ------------------------------------------------------------
       EACH           9  SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH               0
                    ------------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

                             1,836,960 *
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,836,960 *
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES**                                                        [X]
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.2%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON  (See Instructions)

         PN
--------------------------------------------------------------------------------

 * Includes Convertible Notes currently convertible into 1,225,459 shares of Common Stock.
** Excludes all shares of Common Stock held by each other Reporting Person, as to all of which C.E. Unterberg, Towbin Capital Partners I, L.P. disclaims beneficial ownership.

-----------------------                                  -----------------------
  CUSIP No. 81703Q109                 13D                  Page 3 of 37 Pages
-----------------------                                  -----------------------

--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         C. E. Unterberg, Towbin Private Equity Partners II, L.P.
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
  3  SEC USE ONLY


--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                    [_]
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                      7  SOLE VOTING POWER

                             0
                    ------------------------------------------------------------
    NUMBER OF         8  SHARED VOTING POWER
      SHARES
   BENEFICIALLY              1,194,079 *
     OWNED BY       ------------------------------------------------------------
       EACH           9  SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH               0
                    ------------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

                             1,194,079 *
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,194,079 *
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES**                                                        [X]
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.7%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON  (See Instructions)

         PN
--------------------------------------------------------------------------------

 * Includes Convertible Notes currently convertible into 1,148,169 shares of Common Stock.
** Excludes all shares of Common Stock held by each other Reporting Person, as to all of which C.E. Unterberg, Towbin Private Equity Partners II, L.P. disclaims beneficial ownership.

-----------------------                                  -----------------------
  CUSIP No. 81703Q109                 13D                  Page 4 of 37 Pages
-----------------------                                  -----------------------

--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         C. E. Unterberg, Towbin Private Equity Partners II-Q, L.P.
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
  3  SEC USE ONLY


--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                    [_]
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                      7  SOLE VOTING POWER

                             0
                    ------------------------------------------------------------
    NUMBER OF         8  SHARED VOTING POWER
      SHARES
   BENEFICIALLY              8,563,585 *
     OWNED BY       ------------------------------------------------------------
       EACH           9  SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH               0
                    ------------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

                             8,563,585 *
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,563,585 *
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES**                                                        [X]
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         26.4%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON  (See Instructions)

         PN
--------------------------------------------------------------------------------

 * Includes Convertible Notes currently convertible into 8,252,352 shares of Common Stock.
** Excludes all shares of Common Stock held by each other Reporting Person, as to all of which C.E. Unterberg, Towbin Private Equity Partners II-Q, L.P. disclaims beneficial ownership.

-----------------------                                  -----------------------
  CUSIP No. 81703Q109                 13D                  Page 5 of 37 Pages
-----------------------                                  -----------------------

--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         UTCM, L.L.C.
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
  3  SEC USE ONLY


--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                    [_]
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                      7  SOLE VOTING POWER

                             0
                    ------------------------------------------------------------
    NUMBER OF         8  SHARED VOTING POWER
      SHARES
   BENEFICIALLY              11,594,624 *
     OWNED BY       ------------------------------------------------------------
       EACH           9  SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH               0
                    ------------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

                             11,594,624 *
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,594,624 *
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES**                                                        [X]
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         33.3%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON  (See Instructions)

         OO
--------------------------------------------------------------------------------

 * Includes all shares of Common Stock and shares obtainable upon the conversion of Convertible Notes held of record by C.E. Unterberg, Towbin Capital Partners I, L.P., C.E. Unterberg, Towbin Private Equity Partners II, L.P. and C.E. Unterberg, Towbin Private Equity Partners II-Q, L.P., as to which UTCM, L.L.C. disclaims beneficial ownership.
** Excludes all shares of Common Stock held by each other Reporting Person, other than C.E. Unterberg, Towbin Capital Partners I, L.P., C.E. Unterberg, Towbin Private Equity Partners II, L.P. and C.E. Unterberg, Towbin Private Equity Partners II-Q, L.P., as to all of which UTCM, L.L.C. disclaims beneficial ownership.

-----------------------                                  -----------------------
  CUSIP No. 81703Q109                 13D                  Page 6 of 37 Pages
-----------------------                                  -----------------------

--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         C.E. Unterberg, Towbin Advisors, LLC
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
  3  SEC USE ONLY


--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                    [_]
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                      7  SOLE VOTING POWER

                             0
                    ------------------------------------------------------------
    NUMBER OF         8  SHARED VOTING POWER
      SHARES
   BENEFICIALLY              1,836,960 *
     OWNED BY       ------------------------------------------------------------
       EACH           9  SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH               0
                    ------------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

                             1,836,960 *
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,836,960 *
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES**                                                        [X]
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.5%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON  (See Instructions)

         OO, IA
--------------------------------------------------------------------------------

 * Includes all shares of Common Stock and shares obtainable upon the conversion of Convertible Notes held of record by C.E. Unterberg, Towbin Capital Partners I, L.P., as to which C.E. Unterberg, Towbin Advisors, LLC disclaims beneficial ownership.
** Excludes all shares of Common Stock held by each other Reporting Person, other than C.E. Unterberg, Towbin Capital Partners I, L.P., as to all of which C.E. Unterberg, Towbin Advisors, LLC disclaims beneficial ownership.

-----------------------                                  -----------------------
  CUSIP No. 81703Q109                 13D                  Page 7 of 37 Pages
-----------------------                                  -----------------------

--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         C. E. Unterberg, Towbin, LLC
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
  3  SEC USE ONLY


--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                    [_]
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                      7  SOLE VOTING POWER

                             0
                    ------------------------------------------------------------
    NUMBER OF         8  SHARED VOTING POWER
      SHARES
   BENEFICIALLY              9,853,204 *
                    ------------------------------------------------------------
       EACH           9  SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH               0
                    ------------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

                             9,853,204*
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,853,204*
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES**                                                        [X]
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         29.3%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON  (See Instructions)

         OO, BD, IA
--------------------------------------------------------------------------------

 * Includes all shares of Common Stock and shares obtainable upon the conversion of Convertible Notes owned of record by C.E. Unterberg, Towbin Private Equity Partners II, L.P. and C.E. Unterberg, Towbin Private Equity Partners II-Q, L.P., as to which C.E. Unterberg, Towbin, LLC disclaims beneficial ownership.
** Excludes all shares of Common Stock held by each other Reporting Person, other than C.E. Unterberg, Towbin Private Equity Partners II, L.P. and C.E. Unterberg, Towbin Private Equity Partners II-Q, L.P., as to all of which C.E. Unterberg, Towbin, LLC disclaims beneficial ownership.

-----------------------                                  -----------------------
  CUSIP No. 81703Q109                 13D                  Page 8 of 37 Pages
-----------------------                                  -----------------------

--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         C. E. Unterberg, Towbin Holdings, Inc.
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
  3  SEC USE ONLY


--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                    [_]
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                      7  SOLE VOTING POWER

                             0
                    ------------------------------------------------------------
    NUMBER OF         8  SHARED VOTING POWER
      SHARES
   BENEFICIALLY              11,690,164 *
     OWNED BY       ------------------------------------------------------------
       EACH           9  SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH               0
                    ------------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

                             11,690,164 *
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,690,164 *
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES**                                                        [X]
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         33.5%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON  (See Instructions)

         CO, HC
--------------------------------------------------------------------------------

 * Includes all shares of Common Stock and shares obtainable upon the conversion of Convertible Notes owned of record by C.E. Unterberg, Towbin Capital Partners I, L.P., C.E. Unterberg, Towbin Private Equity Partners II, L.P., C.E. Unterberg, Towbin Private Equity Partners II-Q, L.P. and C.E. Unterberg, Towbin, LLC.
** Excludes all shares of Common Stock held by each other Reporting Person, other than C.E. Unterberg, Towbin Capital Partners I, L.P., C.E. Unterberg, Towbin Private Equity Partners II, L.P.,C.E. Unterberg, Towbin Private Equity Partners II-Q, L.P. and C.E. Unterberg, Towbin, LLC, as to all of which C.E. Unterberg, Towbin Holdings, Inc. disclaims beneficial ownership.

-----------------------                                  -----------------------
  CUSIP No. 81703Q109                 13D                  Page 9 of 37 Pages
-----------------------                                  -----------------------

--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Unterberg Harris Private Equity Partners, L.P.
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
  3  SEC USE ONLY


--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                    [_]
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                      7  SOLE VOTING POWER

                             0
                    ------------------------------------------------------------
    NUMBER OF         8  SHARED VOTING POWER
      SHARES
   BENEFICIALLY              490,938
     OWNED BY       ------------------------------------------------------------
       EACH           9  SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH               0
                    ------------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

                             490,938
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         490,938
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [X]
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.0%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON  (See Instructions)

         PN
--------------------------------------------------------------------------------

* Excludes all shares of Common Stock held by each other Reporting Person, as to all of which Unterberg Harris Private Equity Partners, L.P. disclaims beneficial ownership.

-----------------------                                  -----------------------
  CUSIP No. 81703Q109                 13D                  Page 10 of 37 Pages
-----------------------                                  -----------------------

--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Unterberg Harris Interactive Media Limited Partnership, CV
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
  3  SEC USE ONLY


--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                    [_]
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                      7  SOLE VOTING POWER

                             0
                    ------------------------------------------------------------
    NUMBER OF         8  SHARED VOTING POWER
      SHARES
   BENEFICIALLY              101,793
     OWNED BY       ------------------------------------------------------------
       EACH           9  SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH               0
                    ------------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

                             101,793
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         101,793
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [X]
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.4%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON  (See Instructions)

         PN
--------------------------------------------------------------------------------

* Excludes all shares of Common Stock held by each other Reporting Person, as to all of which Unterberg Harris Interactive Media Limited Partnership, CV disclaims beneficial ownership.

-----------------------                                  -----------------------
  CUSIP No. 81703Q109                 13D                  Page 11 of 37 Pages
-----------------------                                  -----------------------

--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Unterberg Harris Private Equity Partners, CV
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
  3  SEC USE ONLY


--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                    [_]
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                      7  SOLE VOTING POWER

                             0
                    ------------------------------------------------------------
    NUMBER OF         8  SHARED VOTING POWER
      SHARES
   BENEFICIALLY              104,860
     OWNED BY       ------------------------------------------------------------
       EACH           9  SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH               0
                    ------------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

                             104,860
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         104,860
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [X]
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.4%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON  (See Instructions)

         PN
--------------------------------------------------------------------------------

* Excludes all shares of Common Stock held by each other Reporting Person, as to all of which Unterberg Harris Private Equity Partners, CV disclaims beneficial ownership.

-----------------------                                  -----------------------
  CUSIP No. 81703Q109                 13D                  Page 12 of 37 Pages
-----------------------                                  -----------------------

--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Tamar Technology Investors (Delaware) L.P.
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
  3  SEC USE ONLY


--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                    [_]
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                      7  SOLE VOTING POWER

                             0
                    ------------------------------------------------------------
    NUMBER OF         8  SHARED VOTING POWER
      SHARES
   BENEFICIALLY              266,666
     OWNED BY       ------------------------------------------------------------
       EACH           9  SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH               0
                    ------------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

                             266,666
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         266,666
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [X]
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.1%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON  (See Instructions)

         PN
--------------------------------------------------------------------------------

* Excludes all shares of Common Stock held by each other Reporting Person, as to all of which Tamar Technology Investors (Delaware) L.P. disclaims beneficial ownership.

-----------------------                                  -----------------------
  CUSIP No. 81703Q109                 13D                  Page 13 of 37 Pages
-----------------------                                  -----------------------

--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Tamar Technology Partners L.P.
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
  3  SEC USE ONLY


--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                    [_]
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                      7  SOLE VOTING POWER

                             0
                    ------------------------------------------------------------
    NUMBER OF         8  SHARED VOTING POWER
      SHARES
   BENEFICIALLY              266,666 *
     OWNED BY       ------------------------------------------------------------
       EACH           9  SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH               0
                    ------------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

                             266,666 *
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         266,666 *
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES**                                                        [X]
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.1%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON  (See Instructions)

         PN
--------------------------------------------------------------------------------

 * Includes all shares of Common Stock held by Tamar Technology Investors (Delaware) L.P., as to which Tamar Technology Partners L.P. disclaims beneficial ownership.
** Excludes all shares of Common Stock held by each other Reporting Person, other than Tamar Technology Investors (Delaware) L.P., as to all of which Tamar Technology Partners L.P. disclaims beneficial ownership.

-----------------------                                  -----------------------
  CUSIP No. 81703Q109                 13D                  Page 14 of 37 Pages
-----------------------                                  -----------------------

--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         1995 Partners LLC
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
  3  SEC USE ONLY


--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                    [_]
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                      7  SOLE VOTING POWER

                             35,985
                    ------------------------------------------------------------
    NUMBER OF         8  SHARED VOTING POWER
      SHARES
   BENEFICIALLY              964,257 *
     OWNED BY       ------------------------------------------------------------
       EACH           9  SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH               35,985
                    ------------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

                             964,257 *
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,000,242 *
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES**                                                        [X]
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.1%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON  (See Instructions)

         OO
--------------------------------------------------------------------------------

 * Includes all shares of Common Stock held by Unterberg Harris Private Equity Partners, L.P., Unterberg Harris Interactive Media Limited Partnership, CV, Unterberg Harris Private Equity Partners CV and Tamar Technology Investors (Delaware) L.P.
** Excludes all shares of Common Stock held by each other Reporting Person, other than 1995 Partners, Unterberg Harris Private Equity Partners, L.P., Unterberg Harris Interactive Media Limited Partnership, CV, Unterberg Harris Private Equity Partners CV and Tamar Technology Investors (Delaware) L.P., as to all of which 1995 Partners LLC disclaims beneficial ownership.

-----------------------                                  -----------------------
  CUSIP No. 81703Q109                 13D                  Page 15 of 37 Pages
-----------------------                                  -----------------------

--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Marjorie and Clarence E. Unterberg Foundation, Inc.
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
  3  SEC USE ONLY


--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                    [_]
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                      7  SOLE VOTING POWER

                             0
                    ------------------------------------------------------------
    NUMBER OF         8  SHARED VOTING POWER
      SHARES
   BENEFICIALLY              753,912 *
     OWNED BY       ------------------------------------------------------------
       EACH           9  SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH               0
                    ------------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

                             753,912 *
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         753,912 *
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES**                                                        [X]
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.1% *
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON  (See Instructions)

         CO
--------------------------------------------------------------------------------

 * Includes Convertible Notes currently convertible into 578,047 shares of Common Stock.
** Excludes all shares of Common Stock held by each other Reporting Person, as to all of which Marjorie and Clarence E. Unterberg Foundation, Inc. disclaims beneficial ownership.

-----------------------                                  -----------------------
  CUSIP No. 81703Q109                 13D                  Page 16 of 37 Pages
-----------------------                                  -----------------------

--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Thomas I. Unterberg
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
  3  SEC USE ONLY


--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                    [_]
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                      7  SOLE VOTING POWER

                             1,374,847 *
                    ------------------------------------------------------------
    NUMBER OF         8  SHARED VOTING POWER
      SHARES
   BENEFICIALLY              753,912 **
     OWNED BY       ------------------------------------------------------------
       EACH           9  SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH               1,374,847 *
                    ------------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

                             753,912 **
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,128,759
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES***                                                       [X]
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.4%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON  (See Instructions)

         IN
--------------------------------------------------------------------------------

  * Includes 75,000 Shares held in a trust and 25,000 Shares held in IRA account and Convertible Notes currently convertible into 914,095 shares of Common Stock and Options currently exercisable for 146,625 shares of Common Stock.
 ** Includes all shares of Common Stock and Convertible Notes held of record by the Marjorie and Clarence E. Unterberg Foundation, Inc. ("MCUF").
*** Excludes all shares of Common Stock owned by the other Reporting Persons (other than MCUF) and 12,500 shares of Common Stock owned by Thomas I. Unterberg's wife, Ann Unterberg, as to all of which Thomas I. Unterberg disclaims beneficial ownership.

-----------------------                                  -----------------------
  CUSIP No. 81703Q109                 13D                  Page 17 of 37 Pages
-----------------------                                  -----------------------

Preliminary Note: This Amendment No. 3 to the Statement on Schedule 13D originally filed on March 16, 2001, as amended by Amendment No. 1 thereto filed on June 4, 2002 and Amendment No. 2 thereto filed on June 28, 2002 (as so amended, the "Statement") relates to the common stock, $.01 par value per share (the "Shares"), of ServiceWare Technologies, Inc., a Delaware corporation (the "Issuer"), and amends and restates Items 2 and 5 to reflect indirect beneficial ownership of certain Shares by C.E. Unterberg, Towbin Holdings, Inc. on account of a reorganization of UTCM, L.L.C., C.E. Unterberg, Towbin Advisors, LLC and C.E. Unterberg, Towbin, LLC (formerly known as C.E. Unterberg, Towbin, a California Limited Partnership, prior to the conversion of C.E. Unterberg, Towbin, a California Limited Partnership, into a Delaware limited liability company) (see Item 2 herein), and supplements Items 3 and 4 to reflect the distribution of shares held by Unterberg Harris Interactive Media Limited Partnership, CV to each of Thomas I. Unterberg and 1995 Partners LLC (formerly known as C.E. Unterberg, Towbin LLC).

Item 1.  Security and Issuer.

The address of the Issuer's principal executive offices is One North Shore Center, 12 Federal Street, Suite 503, Pittsburgh, PA 15212. Information in the Statement remains in effect except to the extent that it is superseded by subsequently filed information in this Amendment No. 3. Responses to each item below are incorporated by reference into each other item, as applicable.

Item 2.  Identity and Background.

This Amendment No. 3 is being filed by the undersigned pursuant to a Joint Filing Agreement (attached as Exhibit 1) on behalf of (i) C.E. Unterberg, Towbin Capital Partners I, L.P. ("CEUTCPI"), (ii) C.E. Unterberg, Towbin Private Equity Partners II, L.P. ("CEUTPEPII"), (iii) C.E. Unterberg, Towbin Private Equity Partners II-Q, L.P. ("CEUTPEPIIQ"), (iv) UTCM, L.L.C. ("UTCM"), (v) C.E. Unterberg, Towbin Advisors, LLC ("Advisors"), (vi) C.E. Unterberg Towbin, LLC ("CEUTLLC"), (vii) C.E. Unterberg, Towbin Holdings, Inc. ("CEUTH"), (viii) Unterberg Harris Private Equity Partners, L.P. ("UHPEPLP"), (ix) Unterberg Harris Interactive Media Limited Partnership, CV ("UHIM"), (x) Unterberg Harris Private Equity Partners, CV ("UHPAEPCV"), (xi) Tamar Technology Investors (Delaware) L.P. ("TTI"), (xii) Tamar Technology Partners L.P. ("TTP"), (xiii) 1995 Partners LLC ("1995 Partners"), (xiv) Marjorie and Clarence E. Unterberg Foundation, Inc. ("MCUF", and, together with each of the foregoing entities, the "Entities") and (xv) Thomas I. Unterberg ("TU") (the Entities and TU, the "Reporting Persons").

C.E. Unterberg, Towbin Capital Partners I, L.P.
CEUTCPI is a Delaware limited partnership with its principal executive office located at 350 Madison Avenue, New York, New York 10017. The principal business of CEUTCPI is to make investments in, buy, sell, hold and otherwise deal in securities. The sole general partner of CEUTCPI is UTCM.

C.E. Unterberg, Towbin Private Equity Partners II, L.P.
CEUTPEPII is a Delaware limited partnership with its principal executive office located at 350 Madison Avenue, New York, New York 10017. The principal business of CEUTPEPII is to make investments in, buy, sell, hold and otherwise deal in securities. The sole general partner of CEUTPEPII is UTCM.

C.E. Unterberg, Towbin Private Equity Partners II-Q, L.P.
CEUTPEPIIQ is a Delaware limited partnership with its principal executive office located at 350 Madison Avenue, New York, New York 10017. The principal business of CEUTPEPIIQ is to make investments in, buy, sell, hold and otherwise deal in securities. The sole general partner of CEUTPEPIIQ is UTCM.

-----------------------                                  -----------------------
  CUSIP No. 81703Q109                 13D                  Page 18 of 37 Pages
-----------------------                                  -----------------------

UTCM, L.L.C.
UTCM is a Delaware limited liability company with its principal executive office located at 350 Madison Avenue, New York, New York 10017. The principal business of UTCM is to act as a general partner of investment funds. Effective January 1, 2004, the members of UTCM (including TU) contributed all of their membership interests in UTCM to CEUTH, in exchange for shares of Common Stock of CEUTH. Thus, CEUTH is currently the sole member of UTCM.

The name, citizenship, residence or business address, and principal occupation or employment, and the name, principal business and address of any corporation or organization in which such employment is conducted, of each executive officer and member of the Executive Committee of UTCM are set forth on Schedule I hereto.

C.E. Unterberg, Towbin Advisors, LLC
Advisors is a Delaware limited liability company with its principal executive office located at 350 Madison Avenue, New York, New York 10017. The principal business of Advisors is to act as an investment advisor to investment funds. Effective January 1, 2004, the members of Advisors (including TU) contributed all of their membership interests in Advisors to CEUTH, in exchange for shares of Common Stock of CEUTH. Thus, CEUTH is currently the sole member of Advisors.

The name, citizenship, residence or business address, and principal occupation or employment, and the name, principal business and address of any corporation or organization in which such employment is conducted, of each executive officer and member of the Executive Committee of Advisors are set forth on Schedule I hereto.

C.E. Unterberg, Towbin, LLC
CEUTLLC is a Delaware limited liability company with its principal executive office located at 350 Madison Avenue, New York, New York 10017. The principal business of CEUTLLC is to act as a securities broker-dealer.

Effective December 1, 2003, C.E. Unterberg, Towbin, a California Limited Partnership, which was a reporting person on the Statement converted into C.E. Unterberg, Towbin, LLC, a Delaware limited liability company. Under Delaware law, such conversion constitutes a continuation of the existence of C.E. Unterberg, Towbin (a California Limited Partnership) in the form of CEUTLLC, a Delaware limited liability company, and for all purposes under Delaware law, CEUTLLC is deemed to be the same entity as C.E. Unterberg, Towbin, a California Limited Partnership. Effective January 1, 2004, the members of CEUTLLC (including TU) contributed all of their membership interests in CEUTLLC to CEUTH, in exchange for shares of Common Stock of CEUTH. Thus, CEUTH is currently the sole member of CEUTLLC. TU also received a promissory note in exchange for a portion of his membership interests in CEUTLLC.

The name, citizenship, residence or business address, and principal occupation or employment, and the name, principal business and address of any corporation or organization in which such employment is conducted, of each executive officer and member of the Executive Committee of CEUTLLC are set forth on Schedule I hereto.

C.E. Unterberg, Towbin Holdings, Inc.
CEUTH is a Delaware corporation with its principal executive office located at 350 Madison Avenue, New York, New York 10017. CEUTH is the sole member of CEUTLLC, Advisors and UTCM. The principal business of CEUTH is to act as a holding company of CEUTLLC, Advisors and UTCM.

-----------------------                                  -----------------------
  CUSIP No. 81703Q109                 13D                  Page 19 of 37 Pages
-----------------------                                  -----------------------

The name, citizenship, residence or business address, and principal occupation or employment, and the name, principal business and address of any corporation or organization in which such employment is conducted, of each executive officer and director of CEUTH are set forth on Schedule I hereto.

Unterberg Harris Private Equity Partners, L.P.
UHPEPLP is a Delaware limited partnership with its principal executive office located at 350 Madison Avenue, New York, New York 10017. The principal business of UHPEPLP is to make investments in, buy, sell, hold and otherwise deal in securities. The sole general partner of UHPEPLP is 1995 Partners.

Unterberg Harris Interactive Media Limited Partnership, CV
UHIM is a Netherlands Antilles limited partnership with its principal executive office located at 350 Madison Avenue, New York, New York 10017. The principal business of UHIM is to make investments in, buy, sell, hold and otherwise deal in securities. The investment general partner of UHIM is 1995 Partners and a wholly owned Curacao subsidiary of 1995 Partners is the administrative general partner of UHIM.

Unterberg Harris Private Equity Partners, CV
UHPAEPCV is a Netherlands Antilles limited partnership with its principal executive office located at 350 Madison Avenue, New York, New York 10017. The principal business of UHPAEPCV is to make investments in, buy, sell, hold and otherwise deal in securities. The investment general partner of UHPAEPCV is 1995 Partners and a wholly owned Curacao subsidiary of 1995 Partners is the administrative general partner of UHPAEPCV.

Tamar Technology Investors (Delaware) L.P.
TTI is a Delaware limited partnership with its principal executive office located at 350 Madison Avenue, New York, New York 10017. The principal business of TTI is to make investments in, buy, sell, hold and otherwise deal in securities. The sole general partner of TTI is TTP.

Tamar Technology Partners L.P.
TTP is a Delaware limited partnership with its principal executive office located at 350 Madison Avenue, New York, New York 10017. The principal business of TTP is to serve as the general partner of TTI. 1995 Partners is one of the Investment General Partners of TTP.

1995 Partners LLC
1995 Partners is a New York limited liability company with its principal executive office located at 350 Madison Avenue, New York, New York 10017. The principal business of 1995 Partners is to make investments in, buy, sell, hold and otherwise deal in securities. Effective November 26, 2003, the company changed its name from "C.E. Unterberg, Towbin, LLC" to "1995 Partners LLC".

The name, citizenship, residence or business address, and principal occupation or employment, and the name, principal business and address of any corporation or organization in which such employment is conducted, of each member of the Executive Committee of 1995 Partners are set forth on Schedule I hereto.

Marjorie and Clarence E. Unterberg Foundation, Inc.
MCUF is a New York corporation with its principal executive office located at 350 Madison Avenue, New York, New York 10017. The principal business of MCUF is to act as a charitable foundation.

The name, citizenship, residence or business address, and principal occupation or employment, and the name, principal business and address of any corporation or organization in which such employment is conducted, of each executive officer and director of MCUF are set forth on Schedule I hereto.

-----------------------                                  -----------------------
  CUSIP No. 81703Q109                 13D                  Page 20 of 37 Pages
-----------------------                                  -----------------------

Thomas I. Unterberg
TU's business address is c/o C.E. Unterberg, Towbin, Holdings, Inc., 350 Madison Avenue, New York, New York 10017. TU is a citizen of the United States of America; a board member of the Issuer; a board member and chairman and chief executive officer of CEUTH; and a member of the Executive Committee of each of CEUTLLC, Advisors, UTCM and 1995 Partners.

----------
By signing this Amendment No. 3, each Reporting Person agrees that this Amendment No. 3 is filed on its behalf. No Reporting Person assumes responsibility for the completeness or accuracy of the information concerning any other Reporting Person.

During the last five years, none of the Reporting Persons, nor, to the knowledge of each Reporting Person, any of their respective officers, directors or controlling persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons, nor, to the knowledge of each Reporting Person, any of their respective officers, directors or controlling persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

See item 4.

Item 4.  Purpose of Transaction.

On October 22, 2003, UHIM distributed 7,902 Shares to TU and 17,985 Shares to 1995 Partners in connection with its liquidation.

The Reporting Persons intend to review from time to time their investments in the Issuer and depending on such review may consider from time to time various alternative courses of action in light of pertinent factors, including without limitation, (i) the Issuer's business, operations, assets, financial condition and prospects; (ii) market, general economic and other conditions, (iii) changes in the equity position of other shareholders of the Issuer, and price and availability of shares of Common Stock, (iv) regulatory requirements, and (v) other investment opportunities available to the Reporting Persons, and each of the Reporting Persons may determine to increase its investment or sell all or part of its investment in the Issuer through open-market purchases, privately negotiated transactions or otherwise. One of the Reporting Persons, Thomas I. Unterberg, serves on the Board of Directors of the Issuer (the "Board"). Some or all of the Reporting Persons may from time to time decide to seek in other ways to influence the Board as to the Issuer's management and policies (including, without limitation, urging changes in the membership of the Board) and may from time to time recommend extraordinary transactions to the Board.

-----------------------                                  -----------------------
  CUSIP No. 81703Q109                 13D                  Page 21 of 37 Pages
-----------------------                                  -----------------------

Except as described in the Statement and this Amendment No. 3, none of the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the persons named in Schedule I to this Amendment No. 3, has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any changes in the Issuer's charter or by-laws or other actions which may impede the acquisition or control of the Issuer by any person;
(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

The Reporting Persons disclaim that they are part of a group (as such term is set forth in Rule 13(d) promulgated under the Securities Exchange Act of 1934). Additionally, the Reporting Persons disclaim beneficial ownership of all Shares which are not directly owned of record by such Reporting Person, other than: (i) CEUTH, which does not disclaim beneficial ownership of Shares directly owned of record by CEUTLLC, Advisors, UTCM, CEUTCPI, CEUTPEPII or CEUTPEPIIQ, (ii) 1995 Partners, which does not disclaim beneficial ownership of the Shares directly held of record by UHPEPLP, UHIM, UHPAEPCV or TTI and (iii) TU, who does not disclaim beneficial ownership of the Shares directly held of record by MCUF.

Item 5.  Interest in Securities of the Issuer.

(a) Rows (11) and (13) of the cover pages of this Amendment No. 3 (including the footnotes thereto) and Schedule I hereto are hereby incorporated by reference. Each Reporting Person hereby disclaims beneficial ownership of any Shares held by any other Reporting Person other than as set forth in response to Rows (11),
(12) or (13) of the cover pages of this Amendment No. 3 (including the footnotes thereto).

(b) Rows (7) through (10) of the cover pages of this Amendment No. 3 (including the footnotes thereto) and Schedule I hereto set forth the percentage range of the shares as to which there is sole power to vote or direct the vote or to dispose or direct the disposition, and the number of Shares as to which there is shared power to vote or direct the vote or to dispose or direct the disposition and are hereby incorporated by reference. Each Reporting Person hereby disclaims beneficial ownership of any Shares held by any other Reporting Person other than other than as set forth in response to Rows (11), (12) or (13) of the cover pages of this Amendment No. 3 (including the footnotes thereto).

(c) In connection with its market making activities, CEUTLLC has engaged in purchases and sales of Shares at or around the market price within the past 60 days. During such 60 day period, the holdings of CEUTLLC have increased by 142,000 Shares. Except as set forth in the foregoing sentence, no Reporting Person, or to their best knowledge, any of their respective executive officers or directors, has engaged in any transactions in the Shares during the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Shares beneficially owned by any of the Reporting Persons.

(e) Not Applicable.

-----------------------                                  -----------------------
  CUSIP No. 81703Q109                 13D                  Page 22 of 37 Pages
-----------------------                                  -----------------------


Item 7.  Materials to Be Filed as Exhibits.

         The following additional material is filed as an Exhibit to this Amendment No. 3:

         Exhibit 1 -       Schedule 1

         Exhibit 2 -       Joint Filing Agreement

         Exhibit 3 -       Power of Attorney on behalf of Thomas I. Unterberg on
                           behalf of the Marjorie and Clarence E. Unterberg
                           Foundation, Inc.

         Exhibit 4 -       Power of Attorney by Thomas I. Unterberg,
                           individually

-----------------------                                  -----------------------
  CUSIP No. 81703Q109                 13D                  Page 23 of 37 Pages
-----------------------                                  -----------------------

                                   SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Amendment No. 3 is true, complete and correct.

January 12, 2004

C.E. UNTERBERG, TOWBIN CAPITAL
PARTNERS I, L.P.,
by UTCM, L.L.C., its General Partner


By: /s/ Robert M. Matluck
    -----------------------------------------
    Name:  Robert M. Matluck
    Title: Vice President


C.E. UNTERBERG, TOWBIN PRIVATE EQUITY
PARTNERS II, L.P.,
by UTCM, L.L.C., its General Partner


By: /s/ Robert M. Matluck
    -----------------------------------------
    Name:  Robert M. Matluck
    Title: Vice President


C.E. UNTERBERG, TOWBIN PRIVATE EQUITY
PARTNERS II-Q, L.P.,
by UTCM, L.L.C., its General Partner


By: /s/ Robert M. Matluck
    -----------------------------------------
    Name:  Robert M. Matluck
    Title: Vice President


UTCM, L.L.C.


By: /s/ Robert M. Matluck
    -----------------------------------------
    Name:  Robert M. Matluck
    Title: Vice President

-----------------------                                  -----------------------
  CUSIP No. 81703Q109                 13D                  Page 24 of 37 Pages
-----------------------                                  -----------------------

C.E. UNTERBERG, TOWBIN ADVISORS, LLC


By: /s/ Robert M. Matluck
    -----------------------------------------
    Name:  Robert M. Matluck
    Title: Vice President


C.E. UNTERBERG, TOWBIN, LLC


By: /s/ Robert M. Matluck
    -----------------------------------------
    Name:  Robert M. Matluck
    Title: Chief Administrative Officer


C.E. UNTERBERG, TOWBIN HOLDINGS, INC.


By: /s/ Robert M. Matluck
    -----------------------------------------
    Name:  Robert M. Matluck
    Title: Vice President


UNTERBERG HARRIS PRIVATE EQUITY
PARTNERS, L.P.,
by 1995 PARTNERS LLC, its General Partner


By: /s/ Robert M. Matluck
    -----------------------------------------
    Name:  Robert M. Matluck
    Title: Executive Committee Member


UNTERBERG HARRIS INTERACTIVE MEDIA LIMITED
PARTNERSHIP, CV,
by 1995 PARTNERS LLC, its General Partner


By: /s/ Robert M. Matluck
    -----------------------------------------
    Name:  Robert M. Matluck
    Title: Executive Committee Member

-----------------------                                  -----------------------
  CUSIP No. 81703Q109                 13D                  Page 25 of 37 Pages
-----------------------                                  -----------------------

UNTERBERG HARRIS PRIVATE EQUITY PARTNERS, CV, by 1995 PARTNERS LLC, its General Partner


By: /s/ Robert M. Matluck
    -----------------------------------------
    Name:  Robert M. Matluck
    Title: Executive Committee Member


TAMAR TECHNOLOGY INVESTORS (DELAWARE) L.P., by TAMAR TECHNOLOGY PARTNERS L.P., its General
Partner,
by 1995 PARTNERS LLC, its General Partner


By: /s/ Robert M. Matluck
    -----------------------------------------
    Name:  Robert M. Matluck
    Title: Executive Committee Member


TAMAR TECHNOLOGY PARTNERS L.P.,
by 1995 PARTNERS LLC, its General Partner


By: /s/ Robert M. Matluck
    -----------------------------------------
    Name:  Robert M. Matluck
    Title: Executive Committee Member


1995 PARTNERS LLC


By: /s/ Robert M. Matluck
    -----------------------------------------
    Name:  Robert M. Matluck
    Title: Executive Committee Member


MARJORIE AND CLARENCE E. UNTERBERG
FOUNDATION, INC.


By: /s/ Howard R. Sutherland, Attorney-in-Fact
    ------------------------------------------

  /s/ Howard R. Sutherland, Attorney-in-Fact
----------------------------------------------
Thomas I. Unterberg